

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 28, 2009

Mr. Zhong Bo
Chief Executive Officer and Chairman of the Board
ZST Digital Networks, Inc.
Building 28, Huzhu Road
Zhongyuan District, Zhengzhou
People's Republic of China

> **Re: ZST Digital Networks, Inc.**
> **Registration Statement on Form S-1**
> **Filed on June 30, 2009**
> **File No. 333-160343**

Dear Mr. Zhong:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter(s) has been cleared with the FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from the FINRA informing us that FINRA has no additional concerns.

2. We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of you legality opinion and underwriting agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments. Furthermore, we remind you to provide us with sufficient time to review any requests for confidential treatment you may be submitting in connection with the filing of your exhibits.

Prospectus Cover Page

3. We note that the prospectus cover page for your primary offering refers to the resale prospectus as "immediately following" and your resale prospectus refers to your primary offering prospectus as "immediately preceding." Please indicate whether you intend to provide both prospectuses to all investors or revise so that each prospectus stands alone without reference to the other.

4. We note that at least 3.1 million of the shares being registered for resale are subject to lock-up agreements. Please highlight the number of shares that cannot be immediately sold and indicate when these shares may first be sold.

5. Because there is no public market for the company's common stock prior to this offering, the offering price for the shares being offered for resale must be fixed until a market develops. Please add disclosure on the cover page to indicate the fixed offering price of the resale shares (presumably the same price as the underwritten shares) with indication that the offering price for only the resale shares will fluctuate if a market develops.

Risk Factors, page 4

6. The first three paragraphs under this section are out of place. Please remove.

There is no current trading market for our common stock…, page 20

7. Revise references to NASD throughout your prospectus to reflect current name of the Financial Industry Regulatory Authority or FINRA.

We may not be able to achieve the benefits we expect…, page 23

8. We note that the fourth paragraph of this risk factor is identical to a risk factor on page 22 ("Compliance with changing regulation of corporate governance…"). Please revise to delete repetitive disclosure.

Cautionary Statements Regarding Forward-Looking Statements, page 25

> 9.   Delete the reference to the safe harbor for forward-looking statements provided for by the Private Securities Litigation Reform Act of 1995 because such protection is not available in connection with offerings of penny stock.

Capitalization, page 27

> 10.   We refer to the pro forma adjustment made to reflect the private placement closed on May 5, 2009. Revise to clarify the difference between the gross proceeds of $4.98 million and the pro forma adjustment of $2.0 million.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Results of Operations, page 35

> 11.   We note that revenue increased 31% and 93%, respectively, for the three months ended March 31, 2009 and the year ended December 31, 2008. It is not clear why demand for your IPTV set-top boxes and digital networking products increased significantly during these periods. In this regard, revise to provide more insight into the underlying business drivers or conditions that contributed to the increases and discuss whether you expect these trends to continue. Please also discuss other business or economic developments that may impact your business and operations. Such information may relate to external or macro-economic matters as well as those specific to your company, industry and geography. For instance, you should disclose whether or not there was a recent change in technology in the region, or if the impact of changes in competition had a favorable impact on your results of operations. Describe any known trends or uncertainties that have had or you expect may reasonably have a material impact on future performance. For further guidance, please refer to Item 303 of Regulation S-K and the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

> 12.   We note that you include bad debts in general and administrative expenses. However, on page 32, you indicate that you have not written off any bad debs in the last three fiscal years. Please revise to explain this inconsistency.

Year Ended December 31, 2008 and 2007, page 36

> 13.   Explain the dramatic increase in shipping costs between 2007 and 2008.

Liquidity and Capital Resources, page 37

> 14. Please disclose how you have used, or intend to use, the proceeds from the private placement transactions in January through May 2009.

> 15. On page 38, you refer to the gross proceeds received for your May 5, 2009 private placement. Since this section is intended to describe your liquidity, revise to disclose the net amount received after offering costs.

> 16. We note your statement that, based upon your present plans, you believe that cash on hand, cash flow from operations and funds available to use through low-cost domestic financing will be sufficient to funds your capital needs for the next 12 months. As presented, your disclosure does not provide a clear understanding of your ability to generate cash and meet existing and known or reasonably likely short- and long-term cash requirements. Additionally, your discussion of cash flows from operating, investing and financing activities appears to be a mechanical recitation of your cash flow statement. Revise to provide not only a "discussion," but an "analysis" of historical information as well as known trends, demands, commitments, events or uncertainties that are reasonably likely to result in your liquidity increasing or decreasing in any material way. Given the significant changes in your cash flows in the past several years, you should also revise your discussion to provide insight into the underlying internal and external business factors driving such changes as seen through the eyes of management. For further guidance, please refer to Item 303 of Regulation S-K as well as section IV of the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation, which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

> 17. Please provide additional disclosure regarding the change in your cash and cash equivalents as of March 31, 2009 as compared to March 31, 2008.

Description of Business, page 41

> 18. Consider including a chart depicting your corporate structure. Clarify whether control among various entities is due to stock ownership or contractual arrangements and indicate where each entity is located.

Our Company, page 41

> 19. Consider including a map of China highlighting the company's range of service.

Industry, page 42

20. We note your discussion of the potential market in the Henan Province. Clarify the extent this population is already wired for cable TV.

Design Capabilities and Manufacturing Oversight, page 42

21. Identify the location of your contract manufacturers.

Digital Network Equipment, page 44

22. Explain the differences among your IPTV, optical devices and cable devices. Your description of business focuses on your set-top cable boxes; however, your website describes monitoring and cable services. Please advise.

Manufacturing and Suppliers, page 44

23. Indicate whether you have ever experienced material delays in the delivery of your products from your contract manufacturers.

Sales and Marketing, page 46

24. We note that two customers accounted for approximately 10% of your net revenues. Please revise this section to name your customers, as named in your risk factors on page 7. Clarify that each customer accounts for 10% of your net revenues and that the 10% is not the aggregate of the revenues from both customers.

Research and Development, page 46

25. We note your statement that you "believe that continued research and development activities are critical to maintaining [your] offering technologically-advanced products to serve a broader array of customers." However, we also note that $0 was spent in 2008 and during the first three months of 2009 on research and development. Please explain.

Executive Compensation, page 55

Summary Compensation Table

26. Please revise to provide separate and distinct disclosure of the compensation of the officers of the registrant in 2007 and 2008, as well as the compensation of the current officers as paid by predecessor entities.

Auditor's Opinion, page F-2 and F-3

27.   We note that your auditors are located in New York. It appears that the majority of your assets, liabilities, revenues and expenses relate to operations located in China. Please tell us how the audit of the operations in China, including the associated assets and liabilities, was conducted.

- Please tell us if another auditor was involved in the audit of the Chinese operations. If so, please tell the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor's knowledge of US GAAP and PCAOB Standards; and

- Tell us whether your U.S. auditor performed all of the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within China.

Consolidated Statements of Stockholders' Equity, page F-7

28.   It appears that the outstanding subscription receivable as of March 31, 2009 is the difference between the proceeds due from the parties of the Purchase Rights Agreement and they 12,000,000 RMB paid to acquire the assets of ZST PRC. Please revise to clarify if this assumption is correct.

Revenue Recognition, page F-12

29.   We note that you generally recognize revenue when products are shipped to the customer. Tell us and expand your revenue recognition policy to describe the major terms of your sales arrangements and those factors that lead to revenue recognition upon shipment,

30.   We note that customers are able to hold back 10% of the total contract balance payable to the company for one year. Tell us why you believe all of the conditions set forth in paragraph 6 of SFAS No. 48 have been met and therefore you can recognize revenue from the IPTV device sales at the time of sale. Please expand your disclosure to support this conclusion by clarifying:

- the buyer's obligation to you;
- why the buyer's obligation to you would not be changed in the event of theft or physical destruction or damage of the product; and
- why the amount of future returns can be reasonably estimated.

31.   Please revise to describe your accounting policy for refunds and provide an indication of your historical returns.

32.   We note that you have the right to seek replacement of returned units from your supplier. Disclose the circumstances for your supplier to replace returned units to you.

Foreign currency translation, page F-13

33.   Since substantially all of your operations are in the PRC, tell us why you are using the USD as the functional currency of ZST Digital. It appears to us that all your operations including those of the parent company should be measured using the currency of the primary economic environment.

Note 3 – Trade Receivables, page F-17

34.   We note that your trade receivables balance as of March 31, 2009 accounted for 88% of your total assets and that you have not provided any bad debt allowance based upon your historical collection experience. Please revise to clarify the facts that support this conclusion.

Note 10 Related party transactions, page F-19

35.   We note you exchanged the payables due to related parties for common stock during the quarter ended March 31, 2009. Disclose the exchange ratio and how it is reflected in the statement of stockholders' equity.

Note 18 – Series A Convertible Preferred Stock, page F-24

36.   We note you classified the Series A Convertible Preferred Stock outside of permanent equity based on the rights of the Series A Convertible Preferred stock in a deemed liquidation. Tell us about those rights. We believe that ordinary liquidation events should not result in a security being classified outside of permanent equity. Refer to paragraph 5 of EITF D-98.

*　　*　　*　　*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christy Adams, Staff Accountant, at (202) 551-3363, or Ivette Leon, Assistant Chief Accountant at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Hodgdon, Staff Attorney, at (202) 551-3273, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Thomas J. Poletti, Esq., K&L Gates LLP
    via Facsimile (310) 552-5001